Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

SAGEM WIRELESS AND UPEK PARTNER TO BRING FINGERPRINT-BASED IDENTITY

CAPABILITIES TO NEW MOBILE DEVICES

Convenient and secure identity management capabilities empower mobile applications ecosystem

Paris / Emeryville, CA – February 3rd, 2010—Sagem Wireless, a leader in the design and delivery of customized connected lifestyle devices and services, announced today that it has formed a partnership with UPEK to bring fingerprint identity capabilities to a range of new devices that Sagem Wireless is expected to launch later this year, including new Android-based mobile devices. Sagem Wireless selected UPEK for its superior fingerprint technology, which offers industry-leading recognition accuracy, ruggedness, power efficiency, and enhanced touch-input capabilities as well as its support of a standards-based, open-platform software solution.

Mobile operators, device manufacturers and application developers need identity management tools that are both convenient and secure to support the growth of mobile services such as application marketplaces, m-banking, m-commerce, mobile enterprise applications, and mobile productivity tools. By offering an open, standards-based platform for mobile identity services, the strategic partnership between Sagem Wireless and UPEK enables an ecosystem of operators, manufacturers and application developers to seamlessly utilize fingerprint identity capabilities to personalize mobile services and make mobile applications more secure, faster and easier to use.

With fingerprint identity solutions offered by Sagem Wireless and UPEK, mobile applications and services derive benefits such as:

•

Simplified user experience without any need to remember and re-type personal information such as usernames, passwords and account numbers. Users just employ a fast and simple touch gesture to identify themselves.

•	Quicker and easier purchases from mobile application marketplaces and on-line stores along with better protection against identity theft and piracy

•	Faster and more secure mobile payments, mobile banking and other new mobile applications

“The emergence of new connected lifestyle devices is changing the way users interact with and consume mobile services,” said Jerome Nadel, executive vice president of marketing and user experience at Sagem Wireless. “Both security and usability are critical to reducing perceptions of risk, improving convenience, and encouraging usage. Biometric solutions such as fingerprint sensors simplify the process of user identification, providing faster and more secure access to personalized services and transactions. Sagem Wireless will continue to integrate fingerprint biometrics in a range of our connected devices. We’re delighted to be working with UPEK to incorporate their technology into some of our most exciting and game changing devices to come.”

“By combining Sagem Wireless’ deep understanding of the consumer experience with an open, standards-based approach to identity services, our partnership will further accelerate an ecosystem of application developers who can utilize the convenience and security of fingerprint touch capabilities,” said Carl Temme, vice president of business development and strategic marketing at UPEK. “By developing the service and the device hand-in-hand, Sagem Wireless and UPEK are helping to spur innovative applications that take advantage of the full potential of fingerprint ID capabilities.”

Sagem Wireless and UPEK will demonstrate fingerprint identity capabilities for Android mobile applications in Sagem Wireless’ booth at Mobile World Congress in Barcelona February 15 through 18. Visit the booth in Hall 8, stand B94.

About Sagem Wireless

Sagem Wireless provides customized connected lifestyle devices and services to leading consumer lifestyle brands and mobile network operators worldwide. Using technology innovation and customer insight as strategic tools in the product design process, Sagem Wireless develops a range of connected lifestyle devices personalized to the specific needs of different customer segments. With industry leading technology partners and its own R&D centers based in Europe and Asia, Sagem Wireless offers pre-requisite manufacturing expertise intrinsic to the product design process that relies on both flexibility and the highest level of quality to assure successful entry into new and existing markets. For more information, visit: www.sagemwireless.com

About UPEK

UPEK, Inc. is the global leader in enterprise and consumer biometric fingerprint solutions. UPEK authentication hardware and software are integrated into laptops from the world’s top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK’s ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com.

UPEK and the UPEK logo are registered trademarks or trademarks of UPEK, Inc. in the United States and other countries.

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and the Company undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.

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Media Contacts:

Steve Hahm

UPEK

Tel: +1-510-420-2630

Email: steve.hahm@upek.com

UK Media:

Matt Ball

AxiCom (for Sagem Wireless)

Tel: +44 20 8392 4077

Email: sagem@axicom.com

French Media:

Laure Bilhere

Cohn & Wolfe (for Sagem Wireless)

Tel: +33 1 49 70 43 78

Email: laure.bilhere@cohnwolfe.com